Form N-SAR
Item 77 I
Terms of New or Amended Securities

Motley Fool Funds Trust (the "Trust") has issued additional classes of shares, representing interests in the Motley
Fool Great America Fund. Each share of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set for the Trust's
Declaration of Trust.